貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07022074

RECEIVED
2007 APR -3 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 5, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated February 7, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PP Chun-Hui Lin

PROCESSED
APR 09 2007
THOMSON FINANCIAL

Joyce Yip / Chun-Hui Lin

Encl.

dlw 4/3

RECEIVED
2007 APR -3 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on February 7, 2007:

1. Overseas Regulatory Announcement – Change of On-going Monitoring Sponsor Representative for the IPO of A Shares of the Company, released on March 5, 2007.

HUADIAN 12g3-2(b)
File No. 82-4932

B24

Monday, March 5, 2007 The Standard

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT CHANGE OF ON-GOING MONITORING SPONSOR REPRESENTATIVE FOR THE IPO OF A SHARES OF THE COMPANY

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") recently received a notification from China International Capital Corporation Limited ("CICC"), the sponsor of the initial public offering of A Shares of the Company (the "A Shares IPO"), that Mr. Li Xing, the former sponsor representative for the A Shares IPO, was relocated out of CICC due to personal reasons. As a result, Mr. Li was not able to act as the on-going monitoring sponsor representative for the Company's A Shares IPO and discharge the relevant obligations during the period of on-going monitoring for the A Shares IPO. CICC also resolved to replace Mr. Li Xing with Mr. Zhao Peilin as the sponsor representative for the A Shares IPO of the Company with effect from the resignation of Mr. Li Xing.

Mr. Zhao Peilin has indicated his willingness in writing to discharge the obligations as a sponsor representative and assume the duties and responsibilities of the former sponsor representative.

CICC undertakes that the change of the above sponsor representative will not disrupt and prohibit the sponsor from performing the obligations of acting as the on-going monitoring sponsor for the A Shares IPO.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC

2 March 2007

* *For identification only*